15048309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON HAUF **203-897-2698**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 EAST MAIN STREET	**STAMFORD**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte.

RECEIVED

2015 MAR -2 PM 2:07

SEC / MR

Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA

Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

Deloitte.

Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA

Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

	$m
ASSETS	
Cash and cash equivalents	237
Cash and securities segregated under federal and other regulations	1,630
Receivables from brokers, dealers and other institutions	268
Receivables from customers	140
Securities purchased under agreements to resell and other collateralized financing arrangements	13,222
Financial instruments owned, at fair value ($8,913 million pledged as collateral)	15,263
Accrued interest receivable	59
Other assets	261
Total Assets	31,080

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	736
Payables to brokers, dealers and other institutions	340
Payables to customers	756
Securities sold under agreements to repurchase and other collateralized financing arrangements	11,109
Financial instruments sold, but not yet purchased, at fair value	10,709
Accrued interest payable	56
Other liabilities	2,091
Total Liabilities	25,797
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	1,632
Retained earnings	3,651
Total Stockholder's Equity	5,283
Total Liabilities and Stockholder's Equity	31,080

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company"), is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Group Holdings Corporation, which is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA") and the U.S. Commodity Futures Trading Commission ("CFTC"). RBSSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, asset-backed, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

In 2014, the Company decided to wind down its Asset-Backed Products Trading and Sales business, and plans to exit its mortgage-backed business, including Agency and Non-Agency Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"). RBSSI will also exit collateralized financing activity on Non-Agency and Agency collateral. RBSSI expects to complete this exit activity during early 2015.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

This statement of financial condition includes the accounts of RBSSI and all entities in which the Company holds a controlling financial interest, including variable interest entities ("VIEs"). A VIE is consolidated by its primary beneficiary, which is the party holding power over the activities that most significantly impact the economic performance of the VIE and having the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI considers all facts and circumstances when determining whether the Company holds a controlling financial interest in a VIE. The Company reassesses its involvement with VIEs at each reporting date to determine whether consolidation is required. In most cases, it is qualitatively clear based on the extent of the Company's involvement with the VIE that RBSSI is or is not the primary beneficiary.

Cash and Cash Equivalents
RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Continued

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers and dealers include net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("fails-to-deliver") and receivables due from customers on cash margin transactions for futures contracts. Payables to customers include amounts payable for securities not received by the Company from a customer by the settlement date ("fails-to-receive") and payables due to customers on cash margin transactions for futures contracts and equity security related transactions.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company provides for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver and fails-to-receive transactions are presented on a net basis, by security and counterparty.

Securitization Activities

RBSSI securitizes asset backed securities and records the transfer as a sale when RBSSI has ceded control over the transferred assets and does not consolidate the transferee. RBSSI relinquishes control when: 1) the assets are legally isolated from RBSSI, its affiliates, and its creditors; 2) the transferee entity can pledge or exchange the financial assets or, if the transferee is a structured financing vehicle, its investors can pledge or exchange their interests; and 3) RBSSI does not maintain effective control through an agreement to repurchase the assets before their maturity nor have the ability to unilaterally cause the holder to return the assets. When a transfer of assets does not meet the criteria of a sale, the transfer is accounted for as collateralized financing.

RBSSI may retain, among other items, residual securities, interest only strips, and one or more subordinate or senior tranches, all of which are retained interests in the securitized assets. These retained interests are recorded in financial instruments owned, at fair value in the statement of financial condition. In the absence of quoted market prices, RBSSI estimates the fair value of retained interests using observable market data or management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves.

Collateralized Financing Arrangements

Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. Principal and accrued interest amounts are presented on a net-by-counterparty basis under master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Most collateralized financing arrangements terminate prior to the maturity date of the underlying collateral received or pledged. However, in certain situations, RBSSI may enter into agreements where the termination

Continued

date of the collateralized financing arrangement effectively matches the maturity date of the underlying security received or pledged. These are referred to as "repo to maturity" or "reverse repo to maturity" transactions. These transactions involve highly rated, liquid securities such as U.S. Government securities. In a repo to maturity transaction, RBSSI is deemed to have relinquished control of the transferred securities and accordingly accounts for the transfer as a sale. RBSSI removes the transferred securities from financial instruments owned, at fair value and does not recognize the related obligation to repurchase the securities. Reverse repo to maturity transactions are accounted for as purchases and the securities received under the agreement are recorded in financial instruments owned, at fair value.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government securities, U.S. Government Agency obligations and listed equities. Interest is accrued at the stipulated contract rate. It is RBSSI's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

In certain instances, RBSSI may transfer an asset and enter into a repurchase financing contemporaneously, or in contemplation of the initial transfer. The two transactions are evaluated together as a linked transaction, unless certain criteria are met. If the criteria are met as defined by relevant accounting standards, the initial transfer and repurchase financing are not evaluated as a linked transaction.

Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value option permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value.

Control Environment

The control environment for the determination of the fair value of financial instruments includes formalized protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Company ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification ("IPV") process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in light of available pricing evidence.

The minimum frequency of review of these financial instruments is monthly. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

The Company's Independent Price Verification Committee meets formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by this committee. This committee includes valuation specialists representing several independent review functions including market risk and finance.

Continued

Valuation models are subject to a review process which requires different levels of documentation, testing and review, depending on the complexity of the model and the size of the Company's exposure. A key element of the control environment for model use in RBS is the Modeled Product Review Committees, made up of experts from several functions within RBS. These committees set the policy for model documentation, testing and review, and prioritize models with significant exposure for review by RBS' Model Risk Group ("Model Risk"). Potential valuation uncertainty is a key factor in determining model review priorities. The Model Risk team, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modeling approaches.

Valuation Hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability, and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Continued

Litigation and Other Matters

RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes

RBSSI is included in the consolidated U.S. Federal and certain combined state income tax returns of RBSHI's U.S. holding company parent, NatWest Group Holdings Corporation. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed on a separate return basis and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation Plans

The 2010 Deferral Plan and the 2014 Employee Share Plan ("the Plans") affect employees of RBS, including employees of the Company. The Plans require that a predefined percentage of the award per individual be deferred over a period of up to 38 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the Plans, at the discretion of the RBS Board of Directors' Remuneration Committee. The 2010 Deferral Plan expired in December 2014.

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date,

Continued

RBSSI estimates the fair value of each payment by estimating fair value of the RBS debt and utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any appreciation or depreciation in the value of the RBS equity shares, respectively. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to depreciation in RBS equity shares are accounted for as a distribution. RBSSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical employee experience to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate. Interest on RBS debt is accrued at stipulated rates.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS shares which have an aggregate market value on RBA payment date equal to the RBA installment. RBSSI accrues compensation expense on a straight-line basis over the period the RBA is in effect. RBSSI reimburses RBS for the value of RBS equity shares paid to RBSSI employees in connection with the RBA.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11 "Presentation of an Unrecognized Tax Benefit (Topic 740): When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists". This update requires that, when a net operating loss, similar tax loss or tax credit carryforward exists, an entity must present unrecognized tax benefits as a reduction to a deferred tax asset unless certain criteria are met. This guidance eliminates diversity in practice in the presentation of unrecognized tax benefits. The ASU is effective for fiscal years, and interim period within those years, beginning after December 15, 2013. The Company adopted this ASU for the period beginning January 1, 2014 and it did not have a material impact on the Company's statement of financial condition.

In June 2014 the FASB issued ASU 2014-11, "Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". This latest update eliminates sale accounting for repurchase-to-maturity transactions and prescribes that these transactions should be accounted for as secured borrowings similar to the accounting for other typical repurchase agreements. The update also removes existing guidance which requires that the transfer of a financial asset and a contemporaneous repurchase financing be accounted for on a combined basis as a forward agreement. Additionally, the update establishes expanded disclosures about the nature of collateral pledged in repurchase agreements and other similar secured borrowings. The update will be effective for all interim and annual periods beginning after December 15, 2014. The Company adopted this ASU for the period beginning January 1, 2015 and it did not have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued an ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This update defines management's responsibility in evaluating a company's ability to continue as a going concern and establishes related footnote disclosures. Management will be required to evaluate whether conditions or other events exist at each reporting date that raise substantial doubt about a company's ability to continue as a going concern within one year after issuance of the financial statements. The update will be effective beginning January 1, 2017 with early adoption permitted and is not expected to have a material impact on the Company's statement of financial condition.

Continued

In August 2014, the FASB issued ASU 2014-13 "Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a consolidated Collateralized Financing Entity". This update provides a new measurement alternative for companies that consolidate collateralized financial entities. The new alternative allows a company to measure the financial assets and liabilities of a consolidated collateralized financing entity using the fair value of either the financial assets or the financial liabilities, whichever is more observable. This guidance will be effective for the Company beginning at January 1, 2016, with early adoption permitted. Adoption of this guidance is not expected to have a material impact on the Company's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

Under the provisions of SEC Rule 15c3-3, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $984 million have been segregated for the exclusive benefit of customers. Additionally, qualified securities with a fair value of $104 million have been segregated for the proprietary accounts of brokers. Of those qualified securities, securities with a fair value of $750 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition, and there are securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $338 million.

As an FCM, RBSSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")), secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). For these purposes, $668 million, $125 million, and $87 million, respectively, are held in accounts at banks and exchanges and are reflected in the statement of financial condition as cash and securities segregated pursuant to federal regulations, and $255 million of which are in the form of money market funds, Additionally, RBSSI segregated $1,243 million of customer owned securities deposited at clearing organizations. These segregated securities are not included in the statement of financial condition.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2014:

Assets	$m
Securities purchased under agreements to resell	8,415
Securities borrowed	4,807
	13,222

Liabilities	$m
Securities sold under agreements to repurchase	11,091
Securities loaned	2
Other collateralized financing agreements (1)	16
	11,109

(1) Consists of non-recourse financing to the consolidated VIEs.

Continued

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross Amounts $m	Amounts offset in the Statement of Financial Condition $m	Net amounts of Assets/Liabilities Presented in the Statement of Financial Condition $m	Amounts Not Offset in the Statement of Financial Condition (1) $m	Net Exposure $m
Assets					
Securities purchased under agreements to resell	36,971	(28,556)	**8,415**	(8,413)	2
Securities borrowed	4,807	-	**4,807**	(4,692)	115
Liabilities					
Securities sold under agreements to repurchase	39,647	(28,556)	**11,091**	(11,091)	-
Securities loaned	2	-	**2**	(2)	-

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

As discussed in Note 2, "repo to maturity" transactions are reflected as sales and "reverse repo to maturity" transactions are reflected as purchases. As of December 31, 2014, the Company had $124 million in "repo to maturity" transactions and there were no "reverse repo to maturity" transactions.

5. Receivables and Payables to/from brokers, dealers and other institutions

The following table represents RBSSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2014:

	Assets $m	Liabilities $m
Unsettled trades	-	119
Securities failed-to-deliver/receive	22	120
Broker receivables/payables	214	80
Cash margin receivables/payables	26	17
Other	6	4
	268	340

6. Receivables and Payables to/from customers

The following table represents RBSSI's receivables and payables from/to customers as of December 31, 2014:

	Assets $m	Liabilities $m
Market value of customer accounts	12	730
Securities failed-to-deliver/receive	128	17
Cash margin receivables/payables	-	1
Other	-	8
	140	756

7. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2014:

	Assets $m	Liabilities $m
U.S. Government obligations	9,621	9,482
U.S. Government Agency obligations	4,531	362
Corporate debt securities	879	836
Commercial mortgage-backed securities	78	-
Residential mortgage-backed securities (1)	63	-
Other debt securities	50	-
Equities and other	41	29
	15,263	10,709

(1) Includes assets of consolidated VIEs of $16m

8. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, RBSSI separates Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value into cash securities categories (U.S. Government obligations, U.S. Government Agency obligations, Corporate debt securities, Residential mortgage-backed securities, Commercial mortgage-backed securities, Other debt securities, and Equities). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation techniques applied to assets and liabilities measured at fair value on a recurring basis, including the general classification of the instruments pursuant to the fair value hierarchy.

Cash Securities

RBSSI's cash securities are generally classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. government obligations. Such instruments are generally classified as Level 1. The types of instruments that have significant model inputs all of which are observable or trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include U.S. government agency securities, certain private label mortgage backed securities, corporate bonds and other debt securities. Such instruments are generally classified as Level 2. Certain cash securities are classified within Level 3 because their valuations require inputs that are unobservable and significant to the overall fair value. Such instruments include certain residual interests in securitizations and other asset-backed securities.

Other Collateralized Financing Arrangements

Other collateralized financing arrangements contain certain beneficial interests issued by consolidated VIEs which are measured at fair value on a recurring basis. The fair value of beneficial interests issued by consolidated VIEs is estimated based on the fair value of the underlying assets held by the VIEs. Where the valuation is based on observable market data, the interests are classified as Level 2. When significant inputs to the valuation model are unobservable, the interests are classified as Level 3.

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The following tables present RBSSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 by financial statement line item caption, type of instrument, and level within the fair value hierarchy. Assets and Liabilities measured at fair value on a recurring basis at December 31, 2014:

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets				
Cash and securities segregated under federal and other regulations (1)	**825**	**180**	**-**	**1,005**
Financial instruments owned, at fair value:				
Cash securities				
U.S. Government obligations	9,621	-	-	9,621
U.S. Government Agency obligations (2)	1,348	3,183	-	4,531
Corporate debt securities	1	877	1	879
Commercial mortgage-backed securities	-	78	-	78
Residential mortgage-backed securities (3)	-	51	12	63
Other debt securities	-	50	-	50
Equities and other	13	25	3	41
Total financial instruments owned, at fair value:	**10,983**	**4,264**	**16**	**15,263**
Total assets at fair value	**11,808**	**4,444**	**16**	**16,268**

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Liabilities				
Securities sold under agreements to repurchase and other collateralized financial arrangements (4)	**-**	**16**	**-**	**16**
Financial instruments sold, not yet purchased, at fair value				
Cash Securities				
U.S. Government obligations	9,482	-	-	9,482
U.S. Government Agency obligations	362	-	-	362
Corporate debt securities	-	836	-	836
Equities and other	19	9	1	29
Total financial instruments sold, not yet purchased, at fair value	**9,863**	**845**	**1**	**10,709**
Total liabilities at fair value	**9,863**	**861**	**1**	**10,725**

(1) This population consists of U.S. Government obligations and money market funds.
(2) Includes retained interests in securitized financial assets that are Level 2 of the fair value hierarchy.
(3) Includes assets of consolidated RMBS VIE that are Level 2 of the fair value hierarchy.
(4) Population consists of non-recourse financing to the consolidated VIEs.

Level 3 Financial Assets and Liabilities

Level 3 assets include instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. While RBSSI's fair value estimates of Level 3 instruments utilized observable inputs where available, the valuation included significant management judgment in determining the relevance and reliability of market information considered.

The disclosure below provides information on the valuation techniques, significant unobservable inputs and the ranges for those inputs for each major category of Level 3 assets measured at fair value on a recurring basis.

	Level 3 $m	Valuation Technique(s)	Significant Unobservable Input(s) [(1)]	Range [(2)]	Weighted Average [(3)]
Assets					
Corporate debt securities	1	Recovery Cash Flow Analysis	Recovery Rates	12 to 49%	14%
Residential mortgage-backed securities	12	Discounted Cash Flow	Yield	10 to 30%	20%
			Constant Prepayment Rate	1 to 10%	5%
			Constant Default Rate	5 to 19%	12%
			Loss Severity	38 to 88%	64%
Equities and other	3	EBITDA	EBITDA Multiple	3 to 10 times	7 times
Level 3 Financial instruments owned, at fair value	16				
Liabilities					
Equities and other	1	Discounted Cash Flow	Yield	10 to 30%	20%
			Constant Prepayment Rate	1 to 10%	5%
			Constant Default Rate	5 to 19%	12%
			Loss Severity	40 to 90%	65%
Level 3 Financial instruments sold, but not yet purchased, at fair value	1				

(1) Significant increase/decrease in the unobservable input in isolation may result in a significantly higher/lower fair value measurement. Significant changes in credit correlation may result in a significantly higher or lower fair value measurement. There are no predictable relationships between the significant unobservable inputs.
(2) The ranges of significant unobservable inputs are represented in annual percentages.
(3) Weighted average calculated using the relative fair value of the related financial instruments.

During the year end December 31, 2014, there were no cash securities reclassified from Level 1 to Level 2. The Level 3 transfers above relate primarily to transfers of certain Equities, Corporate debt securities and Residential mortgage backed securities based on their price transparency in the market.

Financial Instruments not carried at Fair Value
The following table presents the carrying values and estimated fair values of certain financial assets that are not measured at fair value, including their classification in the fair value hierarchy.

	Carrying Value $m	Estimated Fair Value Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets					
Securities purchased under agreements to resell and other collateralized financing arrangements	13,222	-	13,222	-	13,222
Liabilities					
Short-term borrowings	736	-	736	-	736
Securities sold under agreements to repurchase and other collateralized financing arrangements	11,109	-	11,109	-	11,109

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The carrying value of securities purchased under agreements to resell, securities sold under agreements to repurchase, other collateralized financing arrangements and short term borrowings approximate fair value due to the relatively short term nature of the instruments.

The estimated fair value of securities purchased under agreements to resell, securities sold under agreements to repurchase and other collateralized financings is determined using a discounted cash flow methodology.

9. Risk Management

As a major participant in the government securities, credit and asset-backed markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Governance and Control Committee, Asset and Liability Committee, Complex Structured Transaction Committee, Suitability Committee, the Equity and Fixed Income Underwriting Committees, Independent Price Verification Committee, Legal/Regulatory Accrual Committee, Services and Vendor Oversight Committee, the Compliance Committee, the Operating Committee, the RBSSI FCM Risk Management Committee, the New Product Risk Assessment ("NPRA") Process (including the Significant Change Assessment Process ("SCAP")), and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price or yield volatility of the underlying instrument imputed from option prices), or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates as well as the interrelationships between the Company's financial instruments owned and sold, but not yet purchased.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has

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established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers, insurance companies and mortgage bankers. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2014, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 93% of the Company's financial instruments owned, at fair value. At December 31, 2014, approximately 91% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and information systems that monitor and track operational risk events. New products and significant change are risk assessed and approved via the NPRA Process and SCAP.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

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10. Short-term Borrowings

In addition to obtaining short-term financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from The Royal Bank of Scotland plc and RBSHI. The Company's borrowing with The Royal Bank of Scotland plc was pursuant to a $4.5 billion unsecured financing facility with a maturity date of August 31, 2016. At December 31, 2014, RBSSI had the following short-term liabilities set forth below with maturities of six months or less:

	$m	Weighted Average Interest Rates
The Royal Bank of Scotland plc	653	0.28%
RBS Holdings USA Inc.	83	0.24%
Total Short-term borrowings	736	

Of the above amounts, $113 million is repayable on demand.

11. Commitments and Contingencies

Leases and Related Commitments
RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2017. Total future net rental commitments as of December 31, 2014 are approximately $3 million.

Securities and Other Financial Instruments Sold, but Not Yet Purchased
Securities and other financial instruments sold, but not yet purchased, represent obligations of RBSSI to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized in the statement of financial condition. The ultimate gain or loss is dependent upon the prices at which the underlying financial instruments are purchased to settle RBSSI's obligations under the sale commitments.

Borrow versus Pledge
In transactions where RBSSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2014, RBSSI had pledged securities with a fair value of approximately $1,044 million against borrowed securities with a fair value of approximately $1,013 million.

Forward Financing Arrangements
In connection with its financing activities, including bonds borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $1,316 million and had commitments to enter into future collateralized borrowings of $1,280 million as of December 31, 2014. All such commitments mature within one year and have stated terms, some of which may be subject to change prior to the effective date.

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Letters of Credit
At December 31, 2014, the Company was contingently liable for approximately $1 million of letters of credit issued by third party banks and $10 million issued by The Royal Bank of Scotland plc on the Company's behalf to satisfy various collateral and margin deposit requirements related to clearing.

Underwriting Commitments
In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2014 and subsequently settled had no material impact on the statement of financial condition at that date.

Litigation
RBSSI is party to legal proceedings, investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and for which a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2014.

Litigation Matters
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, RBSSI is the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

With respect to the current claims described herein, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

MBS and Other Mortgage-Related Litigation
To date, RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases involve the issuance of more than $46 billion of mortgage-backed securities ("MBS") issued primarily from 2005-2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the

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mortgage loans underlying the securities were issued. RBSSI remains a defendant in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Among these MBS lawsuits are two cases filed on September 2, 2011 by the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately $32 billion of MBS for which RBSSI acted as underwriter. Of these approximately $9.5 billion were outstanding at December 31, 2014 with cumulative write downs to date of approximately $1.09 billion (being the recognized loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing.

The other remaining FHFA lawsuit that involves RBSSI (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBSSI as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley, and Countrywide Financial Corporation) in which RBSSI was an underwriter defendant have been settled without any contribution from RBSSI. On June 19, 2014, another FHFA lawsuit in which RBSSI was an underwriter defendant (against Ally Financial Group) was settled by RBSSI by payment of $99.5 million.

Other MBS lawsuits against RBSSI include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), seven cases filed by the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBSSI is also a defendant in a purported MBS class action entitled *New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.*, which remains pending in the United States District Court for the Southern District of New York.

The status of the previously disclosed settlements in other MBS class actions in which RBSSI was a defendant is as follows: *In re IndyMac Mortgage-Backed Securities Litigation* (the court indicated its intention to approve settlement at final settlement hearing held on February 3, 2015), *New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland PLC et al.* (final court approval of the settlement granted in November 2014), and *Luther v. Countrywide Financial Corp. et al.* and related class action cases (final court approval of the settlement granted in December 2013). In the latter matter, several members of the settlement class are appealing the court approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBSSI in connection with various mortgage-related offerings. RBSSI cannot predict whether any of the threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and

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subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

RBSSI cannot predict the outcome of all of these cases at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition.

Other Litigation Involving RBSSI
In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

RBSSI and certain affiliates, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On September 25, 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

In *Kumar et al. v. RBS Financial Products Inc. et al.*, a case pending in California state court against numerous defendants (including RBSSI), plaintiffs allege fraud, among other claims, in the sale of tenant in common interests in property in Georgia, which the plaintiffs allege they purchased in or around 2007. RBS Financial Product Inc's (and its affiliates) purported involvement in the alleged investment was primarily as a lender who then securitized the loan.

In October 2014, F5 Capital commenced *F5 Capital v. RBS Securities Inc.*, a civil action in the U.S. District Court for the District of Connecticut. F5 Capital asserts claims for damages arising from RBSSI's alleged wrongful possession of certain securities that plaintiff claims should have been returned to F5 Capital. RBSSI has filed a motion to dismiss the case. The parties are beginning to engage in fact discovery.

Certain members of RBS (including RBSSI), as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs that is pending in the United States District Court for the Southern District of New York. The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On January 28, 2015, the court denied defendants motion to dismiss this action. On February 23, 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York (against certain members of RBS, including RBSSI, and others) on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts. The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Certain members of RBS (including in four cases, RBSSI) have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

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Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated March 29, 2013 and June 23, 2014, the Court dismissed plaintiffs' antitrust claims (this dismissal is now under appeal) and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

The material legal proceedings and investigations are described below. If any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's net assets, operating results, or cash flows in any particular period.

Regulatory Matters
RBSSI is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations, These matters include the U.S. Department of Justice and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralized debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBSSI and its affiliates have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitizations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

In November 2013, RBSSI announced that it had settled with the US Securities and Exchange Commission ('the SEC') over its investigation of RBSSI relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBSSI, without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately $153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. RBSSI cooperated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBSSI and its affiliates completed their production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitization transaction. In May 2011, the New York State Attorney General requested additional information about the Group's mortgage securitization business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBSSI and its affiliates continue to respond to requests for information.

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RBS and its subsidiaries, including RBSSI, are co-operating with investigations and new and ongoing requests for information by various governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBSSI and its affiliates are providing information and documents to the CFTC and DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

RBS companies, including RBSSI, have been responding to various governmental and regulatory authorities in different countries who have been conducting investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. In November 2014, two investigations into failings in RBS's Foreign Exchange business one by the FCA in the United Kingdom and the other by the CFTC in the United States, were settled. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on November 19, 2014.

RBS remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank's Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the United States DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

RBS and its subsidiaries, including RBSSI, are parties to the European Commission's antitrust investigation into the CDS information market. RBS has received and responded to a Statement of Objections from the EC and continues to cooperate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, RBSSI cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

At this time, RBSSI is fully cooperating with each of these ongoing investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

12. <u>Guarantees</u>

In the normal course of its business, RBSSI may enter into various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of Guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

RBSSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented in standard contractual terms and are entered

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into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2014 related to these indemnification arrangements.

Other Guarantees
RBSSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2014 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

13. Income Taxes

RBSSI's deferred income taxes arise principally from litigation reserves and other liabilities not currently deductible, REMIC residuals, partnership and other investment activity, tax credits and net operating losses. RBSSI also has state net operating loss carry forwards of $2 million which are fully offset by a valuation allowance, that expire in various years through 2027 and tax credits of $3 million, expiring in various years through 2018.

Management believes that based on the uncertainty created by the continuing restructuring of the US operations that it is more likely than not that the benefit from all of the federal and state deferred tax assets, with the exception of certain state tax credits, will not be realized. Accordingly, RBSSI has provided a valuation allowance of $599 million on its federal and state deferred tax assets in 2014.

RBSSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2014, the amount payable to RBSHI for income taxes was approximately $574 million and is included in Other liabilities.

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	23
Gross Increases - Tax Positions in Prior Period	1
Gross Decreases - Tax Positions in Prior Period	(1)
Gross Increases - Tax Positions in Current Period	-
Lapse of Statute of Limitations	(7)
Settlement	-
Unrecognized tax benefits - ending balance	16

As of December 31, 2014, RBSSI has approximately $16 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $12 million (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $2 million as of December 31, 2014.

Continued

RBSSI is under audit in certain jurisdictions. The IRS audit for tax years 2009 and 2010 is in progress. RBSSI is under audit in the state of New York for tax years 2010-2012. As a part of a combined tax return, RBSSI is under audit in the state of Massachusetts for tax years 2009 and 2010. RBSSI's audit in the state of California for 2006 and 2007 was closed in 2014 with no material changes to the statement of financial condition. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2010 and forward.

14. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2014, RBSSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities received as collateral at December 31, 2014 was approximately $13,105 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2014, primarily all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

RBSSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2014:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	8,913
Did not have the right to deliver or repledge	3,761

15. Securitization Transactions

RBSSI regularly creates or transacts with special-purpose entities ("SPEs"). The primary uses of SPEs are to obtain sources of liquidity for RBSSI and its clients through securitization vehicles; to create investment products for clients; or to provide asset-based financing to clients. RBSSI may perform various functions, including being the seller, structurer, or underwriter in securitization transactions. RBSSI may also make a market in the issued securities on an on-going basis. RBSSI securitizes asset-backed securities and U.S. Government Agency collateralized mortgage obligations. RBSSI has classified these securitization activities into U.S. Agency and Commercial.

RBSSI may retain interests in securitized financial assets in the form of senior or subordinated securities or as residual interests in the SPEs established to facilitate the securitization. All other securities or beneficial interests are sold to investors. Retained interests in securitizations are generally not held by RBSSI to maturity and are typically sold after the settlement of the securitization. Retained interests may be subordinated to other investors' interests. Third party investors and securitization trusts have no recourse to

RBSSI's other assets for failure of debtors to perform on the securitized loans or securities, which effectively transfers the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interests varies and is subject to credit, interest rate, prepayment and other risks of the transferred assets. In the ordinary course of business, RBSSI does not provide any other financial support to the SPEs other than by holding these retained interests.

Transferred assets are accounted for at fair value prior to securitization. RBSSI derecognizes financial assets transferred in securitizations, provided the Company has relinquished control over such assets. All retained interests are accounted for at fair value. The fair value of the retained interests at December 31, 2014 was approximately $29 million.

Securitizations

The following table summarizes selected cash flow information related to RBSSI's securitization transactions for the year ended December 31, 2014:

	U.S. Agency $m	Commercial $m
Proceeds from new securitizations	1,791	702
Cash flows from retained interests	44	2

Variable Interest Entities

In the normal course of business, RBSSI utilizes VIEs to facilitate mortgage and asset backed securitization transactions and other structured financing transactions. As discussed in Note 2, a VIE is required to be consolidated by the primary beneficiary, which is the party who holds power over the activities which most significantly impact the economic performance of the VIE and that party has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI consolidates all VIEs for which it is the primary beneficiary.

The assets and liabilities of consolidated VIEs generally cannot be removed unilaterally by the Company and the consolidated liabilities are non-recourse to RBSSI. Consolidated assets and liabilities are measured at fair value. As of December 31, 2014, RBSSI consolidated approximately $16 million of Residential mortgage backed securities under Financial instruments owned, at fair value and related liabilities under collateralized financing arrangements. These assets and liabilities are included in the fair value hierarchy and are classified as Level 2. The Company elected the fair value option for the related collateralized financing arrangements recorded as liabilities on the balance sheet.

The Company also discloses the maximum exposure to loss where the Company has "significant" involvement in an unconsolidated VIE. The accounting literature does not define "significant" and, as such, judgment is required. The Company has defined "significant" to include retaining any beneficial interest that represents a material exposure to RBSSI. In various other transactions, RBSSI may act as underwriter or placement agent, or may make a market in debt securities or other instruments issued by VIEs. RBSSI generally does not consider such involvement, by itself, "significant".

The following table summarizes RBSSI's involvement with non-consolidated VIEs at December 31, 2014:

	US Agency $m	Commercial $m
Total assets of unconsolidated VIEs	464	405
Maximum exposure to loss	10	19

Continued

The carrying value of RBSSI's exposure to unconsolidated VIEs is equal to the maximum exposure to loss noted above.

16. Net Capital Requirements

As a registered Broker-Dealer and FCM, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2014, RBSSI had regulatory net capital of $4,848 million, which was $4,709 million in excess of its required minimum net capital of $139 million.

17. Employee Benefit Plan

Employees of RBSSI are eligible to participate in the RBS Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. RBSSI matches a portion of each participant's contribution and makes an annual contribution in accordance with the Plan documents.

18. Related Party Transactions

In the normal course of business, RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain RBSSI activities are guaranteed by The Royal Bank of Scotland plc, a wholly owned subsidiary of RBS.

The following table summarizes RBSSI's assets and liabilities as of December 31, 2014 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	52
Receivables from customers	1
Securities purchased under agreements to resell and other collateralized financing arrangements	429
Financial instruments owned, at fair value	61
Accrued interest receivable	1
Other assets	45
Liabilities:	
Short-term borrowings	736
Payables to brokers, dealers and other institutions	239
Payables to customers	500
Securities sold under agreements to repurchase and other collateralized financing arrangements	1,173
Financial instruments sold, but not yet purchased, at fair value	8
Other liabilities	732

19. Subsequent Events

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2015, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

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